UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

SMSA CRANE ACQUISITION CORP.

(Name of Registrant as Specified in its Charter)

Nevada	000-53800	27-0984742
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 Orinda Way, Suite 180-C, Orinda, CA 94563
(Address of principal executive office)

(Registrant’s telephone number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

 (Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

SMSA CRANE ACQUISITION CORP.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

June 28, 2017

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of SMSA Crane Acquisition Corp., a Nevada corporation (“SSCR”, “we”, “our” or the “Company”) at the close of business on June 26, 2017 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of SSCR’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about June 30, 2017.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On June 26, 2017, our former controlling shareholder, Coqui Radio Pharmaceuticals, Corp. (“Coqui”), sold 9,947,490 shares of common stock to Irwin Eskanos for a purchase price of $250,000. The source of the funds used for the acquisition was the personal funds of Mr. Eskanos. As a result of this transaction, control of the Company has passed to Mr. Eskanos (the “Change of Control”).  Immediately following the closing of these transactions, the shares acquired by Mr. Eskanos comprised approximately 99.00% of the issued and outstanding common stock of the Company.

In connection with the Change in Control, (i) the existing officer of the Company have resigned effective June 26, 2017, (ii) the existing director of the Company resigned effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which mailing is expected to occur on or about June 30, 2017, (iii) the existing director appointed Mr. Eskanos to serve as the sole director of the Company as of the Effective Date.

As of June 26, 2017, the Company had 10,047,490 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of SSCR will have the opportunity to vote with respect to the election of directors at the next annual meeting of SSCR shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Carmen I. Bigles	44	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Ms. Bigles has served as the Chief Executive Officer of Coquí Radio Pharmaceuticals, Corp., a Puerto Rican corporation and formerly the Company's largest shareholder, since its inception in September 2009. From April 2006 until March 1, 2014, Ms. Carmen I. Bigles also served as the Chief Financial Officer and Administrator of Caribbean Radiation Oncology Center, a cancer treatment medical facility located in Puerto Rico. Prior to April 2006, Ms. Carmen I. Bigles worked as a design professor at the University of Miami and as a project coordinator with Gresham Smith and Partners. Ms. Carmen I. Bigles received a master's degree in Architecture and a master's degree in Suburb and Town Design from the University of Miami School of Architecture, and a bachelor's degree in Mathematics from the Interamerican University in Puerto Rico. Ms. Carmen I. Bigles is 44 years old. Ms. Carmen I. Bigles is sister of Mr. Burckhart, our former Chief Executive Officer.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

The existing director appointed Mr. Eskanos to serve as the sole director of the Company as of the Effective Date, and the existing director has appointed Mr. Eskanos to serve as President, Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company, effective June 26, 2017.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  There is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Irwin Eskanos	77	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

The following biographical information on the new directors and officers of the Company is presented below:

Irwin Eskanos has been a licensed attorney in California for over fifty years. He recently retired from the firm of Eskanos & Adler, which he founded in 1969.  Mr. Eskanos’ practice focused on commercial law and collections, representing major Fortune 500 companies and other businesses engaged in extensions of credit. He has been actively involved in the Commercial Law League of America, The National Association of Bankruptcy Trustees, the founding and development of the National Association of Retail Collection Attorneys (NARCA) and state and local Bar Associations including the Alameda County Bar, the San Francisco County Bar Association, the Contra Costa Bar Association and the California Creditor’s Bar Association (which Mr. Eskanos was an active participant in the founding in 2005).  In addition, Mr. Eskanos has authored practice books for lawyers for the University of California’s Continuing Education of the Bar.

As part of his service in the legal industry, Mr. Eskanos also served as a judge pro tem in the Oakland Piedmont Municipal Court, arbitrated actions as an Arbitrar appointed by the American Arbitration Association, and served for many years as an Arbitrar before the bar association being a member of the panel adjudicating disputes between clients and their attorneys.  Mr. Eskanos continues to maintain a presence in the collections industry by maintaining his active participation in Alliance Credit Services, a national debt buyer.  He is an active member of the Debt Buyers Association, which is the industry group of companies involved in purchasing “delinquent debt.”  Following his recent retirement from the law firm of Eskanos & Adler, Mr. Eskanos has been engaged in providing pro bono work for those needing legal representation but without the financial ability to pay for the same.  Mr. Eskanos is a graduate of the University of San Francisco School of Law.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee.  Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who qualifies as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.  The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the capacities served by Mr. Eskanos.

Meetings of the Board of Directors

Our Board held no formal meetings during the fiscal years ended December 31, 2016 and 2015. We do not presently have a policy regarding director attendance at meetings.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last two completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Ms. Carmen I. Bigles,	2016	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-
Principal Executive Officer	2015	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-	$-0-

The Company has no other executive compensation issues which would require the inclusion of other mandated table disclosures.

Director Compensation

The members of our Board of Directors received no compensation for serving on our Board, except that each director was entitled to reimbursement for the reasonable costs and expenses incurred in attending Board meetings.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of June 26, 2017 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.  As of June 26, 2017, there were 10,047,495 shares of common stock issued and outstanding.  The information set forth below was verified by reference to a contemporaneous shareholder list provided by our transfer agent.

Name	Office	Shares Beneficially Owned(1)	Percent of Class

Carmen I. Bigles(2)	CEO, CFO, Director	9,947,490	99.00%

All officers and directors as a group		9,947,490	99.00%

5% Holders
Coquí Radio Pharmaceutical, Corp.		9,947,490	99.00%

———————

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)

Ms. Bigles is the Chief Executive Officer of Coquí Radio Pharmaceutical, Corp. and may be deemed to beneficially own the shares of the Company's stock held thereby. Ms. Bigles disclaims beneficial ownership of such shares except to the extent of her indirect pecuniary interest therein.

Immediately following the Change in Control, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group.

Name	Office	Shares Beneficially Owned(1)	Percent of Class

Irwin Eskanos	CEO, CFO, Director	9,947,490	99.00%

All officers and directors as a group		9,947,490	99.00%

Other 5% Holders
None.

———————

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  To our knowledge, during the fiscal year ended December 31, 2016 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

1.

The Company has distributed all of the net proceeds of its private placements to Coquí Radio Pharmaceuticals, Corp. (“Coquí”), which advances have not been documented by any loan agreements or notes. Additionally, the Company's former Chief Executive Officer, who is the brother of Ms. Bigles, was a principal of Pariter which raised capital in the private placements and has received compensation directly from the private placement fees.

2.

In 2014, the Company has distributed $4,754,961 of the net proceeds from the sales of its common stock in its private placements to Coquí, which was recorded as distribution to shareholder of additional paid-in capital.

3.

During the period from January 2017 to March, 2017, Coqui entered into an Exchange Agreement with 48 investors (“Coqui Shareholders”) who previously acquired shares of common stock, par value of $0.001 per share of our Company (the “SMSA Crane Shares”), in a private placement from SMSA Crane, at a price of $3.31 per share. The 48 investors agreed to exchange their SMSA Crane Shares for an equal value of shares of Coqui’s common stock, par value $0.1 per share (the “Coqui Shares”), and Coqui agreed to proceed with the proposed exchange. As a result, 1,663,443 SMSA Crane Shares and 151,300 warrants issued to the placement agent were exchanged for Coqui Shares and warrants and were cancelled.

4.

On April 5, 2017, the Board of Directors approved the cancellation of 1,611,743 SMSA Crane Shares held by the Coqui Shareholders and the cancellation of 51,700 SMSA Crane Shares that were issuable to three Coqui Shareholders but that were not yet issued and recorded as outstanding by the Company’s transfer agent as of the date of the Exchange Agreement.

5.

On May 16, 2017, the Board of Directors approved the issuance of 47,490 shares of its common shares to Coquí, based on the private placement share price of $3.31 in satisfaction for the total debt owed to Coqui of $157,195.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SMSA Crane Acquisition Corp.

Date: June 28, 2017	By:	/s/ Irwin Eskanos
	Name:	Irwin Eskanos
	Title:	Chief Executive Officer